UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 3, 2017

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 3.01   Failure to Satisfy a Continued Listing Rule or Standard

On April 3, 2017, Independence Holding Company ("IHC") received a notice from the New York Stock Exchange (the "NYSE") indicating that it is not in compliance with the NYSE's continued listing requirements under the timely filing criteria established in Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the "Form 10-K").

As reported by IHC in its Form 12b-25 filed with the Securities and Exchange Commission (the "SEC") on March 16, 2017, the reason for the delay is that IHC changed its auditor in late 2016 and was still in the process of finalizing the testing of internal controls for management's assessment of internal controls. Management has recently completed its assessment of internal controls. However, IHC is unable to file the Form 10-K by its extended deadline because it is still in the process of responding to the auditor's requests for information that the auditor needs to complete its audit of the Form 10-K and related financial statements. IHC, in consultation with its independent registered public accounting firm RSM US LLP, and outside advisors, has been working diligently to complete the steps necessary in order to file its Form 10-K as soon as practicable.

The NYSE informed IHC that, under the NYSE's rules, IHC will have six months from its due date to file the Form 10-K with the SEC. IHC can regain compliance with the NYSE listing standards before that deadline by filing the Form 10-K with the SEC. IHC is diligently working to satisfy the auditor's requests for information needed for it to finish the audit, and fully expects to file the Form 10-K within the NYSE's six-month deadline, if not sooner. If IHC fails to file the Form 10-K by the NYSE's compliance deadline, the NYSE may grant, at its sole discretion, an extension of up to six additional months for IHC to regain compliance, depending on the specific circumstances. The letter from the NYSE also notes that the NYSE may nevertheless commence delisting proceedings at any time if it deems that the circumstances warrant.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

            99.1   Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Dated: April 4, 2016

By: /s/ Teresa A. Herbert
      Name: Teresa A. Herbert
      Title: CFO and Sr. Vice President

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: LOAN NISSER**
96 CUMMINGS POINT ROAD   **(646) 509-2107**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC


News Release

Independence Holding Company Receives Notice from NYSE Regarding Late Form 10-K Filing


Stamford, CT, April 4, 2017 – Independence Holding Company (NYSE:IHC) today announced that as a result of its inability to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 ("Form 10-K"), it received a notice on April 3, 2017 from the New York Stock Exchange (the "NYSE") that IHC is not in compliance with the NYSE's continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual.

As reported by IHC in its Form 12b-25 filed with the Securities and Exchange Commission (the "SEC") on March 16, 2017, the reason for the delay is that IHC changed its auditor in late 2016 and was still in the process of finalizing the testing of internal controls for management's assessment of internal controls. Management has recently completed its assessment of internal controls. However, IHC is unable to file the Form 10-K by its extended deadline because it is still in the process of responding to the auditor's requests for information that the auditor needs to complete its audit of the Form 10-K and related financial statements. IHC, in consultation with its independent registered public accounting firm RSM US LLP, and outside advisors, has been working diligently to complete the steps necessary in order to file its Form 10-K as soon as practicable.

The NYSE informed IHC that, under the NYSE's rules, IHC will have six months from its due date to file the Form 10-K with the SEC. IHC can regain compliance with the NYSE listing standards before that deadline by filing the Form 10-K with the SEC. IHC fully expects to file the Form 10-K within the NYSE's six-month deadline, if not sooner. If, however, IHC fails to file the Form 10-K by the NYSE's compliance deadline, the NYSE may grant, at its sole discretion, an extension of up to six additional months for IHC to regain compliance, depending on the specific circumstances. The letter from the NYSE also notes that the NYSE may nevertheless commence delisting proceedings at any time if it deems that the circumstances warrant.

About The IHC Group
Independence Holding Company (NYSE:IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries since 1980. The IHC Group owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc., a technology-driven insurance sales and marketing company that creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products (including ACA plans and small group medical stop-loss). All products are placed with highly rated carriers.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.